June 13, 2007

By Electronic Sumission and Facsimile to (202) 772-9208

Don Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Harleysville National Corporation
Comments received on May 30, 2007 on Form 10-K filed March 15, 2007
File No. 0-15237

Dear Mr. Walker:

We have reviewed your comments received on May 30, 2007 on our Form 10-K for the year ended December 31, 2006. Each of your comments is addressed below. We anticipate making revisions to our future filings based on your comments as indicated below. We are providing the staff with Attachment I, which reflects the marked changes to our current form of disclosures that we will disclose in future filings. The attachment follows the order within the Form 10-K filing with reference to your comment numbers.

Form 10-K for Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis, page 21
Liquidity, page 38

Comment

1.
The table in Note 9 to the financial statements shows that 69% of your total time deposits will mature in 2007. Please tell us and revise in future filings to discuss what alternate sources of funding you will consider using when these short term deposits mature.

Response

On a periodic basis, we evaluate our liquidity position to determine our cash needs and obligations. Our decisions with regard to liquidity are based on the projections of potential sources and uses of funds for the next 120 days under the Corporation’s asset/liability model. In the event that additional funds are required, the Corporation could obtain funding from the available line of credit with the FHLB or unused federal funds lines of credit. In addition, the Corporation’s funding sources include investment and loan portfolio cash flows, fed funds sold and short-term investments, as well as access to the brokered certificate of deposit market and repurchase agreement borrowings. The Corporation could also increase its liquidity through its pricing on certificates of deposit products. The

Don Walker
United States Securities and Exchange Commission

               Corporation believes its short-term liquidity is adequate as outlined above. We anticipate revising our future disclosures on this matter in future filings as reflected in Attachment I. Accordingly, we respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

Allowance for Loan Losses, page 28

Comment

2.
Table 5 on page 27 shows a significant increase in loans 90 days or more past due. The table also reports an increase in nonperforming loans to total loans from .42% in 2005 to 0.87% in 2006. You state the increase in non-accrual loans relate to commercial mortgage loans and accordingly Table 7 on page 30 shows the real estate portfolio makes up 38% of the allowance in 2006 versus 32% in 2005. However, we also notice that the decrease in consumer loans allowance offsets part of the increase in real estate allowance as the consumer loan allowance made up only 19% of the total allowance in 2006 versus 23% in 2005. We did not see any discussion on the total credit quality by portfolio in your disclosures. Please tell us and revise future filings to explain the reasons for changes in each of the elements and components of the loan loss allowance, even if the total provision for loan losses did not change materially from period to period. Please quantify and explain:

•	how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance,
•	how changes in estimation methods and assumptions affected the allowance, if applicable,
•	why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred,
•	how actual changes and expected trends in nonperforming loans affected the allowance.

Response

We perform periodic evaluations of the allowance for loan losses that include historical, internal and external factors as described below. The actual allocation of reserve is a function of the application of these factors to arrive at a reserve for each portfolio type.

• Management reviews the loan portfolio by loan types with similar risk and collateral characteristics. These categories primarily consist of the major classifications of  loans reported in the financial statements as shown in the table on page 26 in Form 10-K for the year ended December 31, 2006. Impaired loans are segregated and reviewed separately. There were no significant changes in loan concentrations within each loan type or by borrower relationship or in the loan terms that impacted the allowance during 2006. The growth in the loan portfolio and the change in the mix will result in an adjustment to the amount of the allowance allocated to each category based upon historical loss trends and other factors discussed below. Asset quality has remained consistent throughout the five year period; however, during 2005 and 2006, management noted an increase in the non-performing assets. The increases in nonperforming assets

Don Walker
United States Securities and Exchange Commission

             included nonperforming real estate loans and commercial and industrial loans increases of $8.9 million and $463,000, respectively, at December 31, 2006 compared to December 31, 2005. Management expects this trend to increase slightly in 2007, however, increased monitoring of potential problem credits was implemented to reduce the risk of a significant increase.
•	There were no significant changes in the estimation methods and assumptions used by management during 2006.
•
Management allocates the allowance for loan losses by loan type as shown in the table on page 30 of the Form 10-K for the year ended December 31, 2006. Specific reserves are those allocated to impaired loans. The reserve calculated for the performing portion of the loan portfolio is considered an overall general reserve and is not specifically allocated by loan type except for presentation purposes under Guide 3. The performing portion of the loan portfolio is reviewed based upon historical loss factors as well as internal and external factors based upon each loan type. The following represents the changes within each type:

i.	The allocation for real estate loans increased in 2006 by $1.5 million primarily due to an increase in nonperforming and other criticized real estate loans as well as growth in this category.
ii.	The allocation for commercial and industrial loans increased $585,000 mainly due to growth and an increase in the level of criticized loans.
iii.
The allocation for consumer loans decreased by $555,000 due to a decline in total consumer loans, caused primarily by the sale of the credit card portfolio during 2006. The credit card portfolio historically experienced high levels of charge-offs which declined in 2006 as a result of the disclosed sale of the portfolio thus resulting in a lower allowance allocation.

iv.	The allocation for the lease financing portfolio decreased by $237,000 due to a decline in the outstanding balance as well as a slight reduction in loss experience in this product.

We anticipate revising our future disclosures to include the discussion on this matter as reflected in Attachment I. We respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

Comment

3.
Please tell us and revise future filings to discuss in greater detail how the components you considered in determining the allowance for loan losses affected the allowance during the period presented. For example, you state that economic conditions are one of the components considered in determining your allowance. However, you do not specifically discuss how the economic conditions during the periods presented affected the allowance. Please clearly explain how you applied the identified components in determining your allowance amounts for the periods presented.

Response

The components within the allowance for loan loss are historical, internal and external factors. The majority of factors did not have a significant influence on determining the

Don Walker
United States Securities and Exchange Commission

allowance for loan losses during 2006. The external economic factors that influenced the allowance were the interest rate environment as well as weakening in the commercial real estate market. These economic factors were consistent with worsening credit trends and therefore directionally consistent with the increase in allowance. Historical and internal factors included changes in personnel and products as well as the balances and ratios related to net charge offs and nonperforming loans which influenced the allowance significantly.

Management assigns credit ratings and individual factors to individual groups of loans. The historical loss factors used in the calculation of the reserve for “pass” rated loans is determined by weighting the percentage of net charge-offs in each loan product category for the most recent fiscal year and a quarterly average of the trailing 12, 24 and 36 months. For criticized loans, the loss factor is calculated by a weighted combination of the percentage that is criticized, delinquent, non-accrual and charged-off loans for each loan product category.

We anticipate revising our future disclosures to include the discussion on this matter as reflected in Attachment I. We respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

Comment

4.
On page 28 you discuss your analysis of the commercial loans on an individual basis. Please tell us and revise future filings to discuss your review of individual loans in the various other categories of your portfolio. Also explain in further detail your analysis of the specifically identified loans.

Response

All commercial and industrial loans and commercial real estate loans (collectively “commercial loans”) with an outstanding balance over $500,000 are subject to review on an annual basis. Samples of commercial loans with a “pass” rating are individually reviewed annually. This sample is approximately 40% to 60% of the loan portfolio on an annual basis. Commercial loans that management determines to be potential problem loans are individually reviewed at a minimum annually. Consumer credit and residential real estate reviews are limited to those loans reflecting delinquent loan payment status. Homogeneous loan pools including consumer and 1 to 4 family residential mortgages are not subject to individual review but are evaluated utilizing risk factors such as concentration of one borrower group. Individual loan reviews may be conducted by management if deemed necessary under credit management policies. Changes in concentrations and quality are captured in the analytical metrics used in the calculation of the reserve. We respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

Comment

5.	Please tell us and revise future filings to disclose your basis for estimating environmental factors, such as local and national economic trends in delinquencies and losses.

Don Walker
United States Securities and Exchange Commission

Response

The environment factors are more subjective in nature than the loss ratio calculations and include trends in the Corporation’s primary market as well as regional and national economic trends. Management utilizes various economic factors the could impact borrowers’ future ability to make loan payments such as changes in the interest rate environment, product supply shortages and negative industry specific events. Management utilizes relevant articles from newspapers and other publications that describe the economic events affecting specific geographic areas and other published economic reports and data. Our proposed disclosure relating to the basis for estimating environmental factors is reflected in Attachment I. Accordingly, we respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

Financial Statements

Allowance for Loan Losses, page 48

Comment

6.
Please revise future filings to include a complete description of your accounting policy for the allowance for loan losses which specifically describes how you determine the amount of each element of the allowance. Refer to paragraph 12 of APB 22.

Response

We have revised our significant accounting policies footnote disclosure for future use to include a complete description of our accounting policy for the loan losses which specifically describes how each element of the allowance is determined in accordance with paragraph 12 of APB 22. We respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

Item 9A. Controls and Procedures, page 87

(i) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 87

Comment

7.
We note that you have presented a partial definition of disclosure controls and procedures stating your certifying officers have “concluded that our disclosure controls and procedures are designed to …” without including the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act. Please confirm that you will revise future filings to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act.

Response

We confirm that we will revise future filings to disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act. Accordingly, our revised disclosure in future filings is reflected in Attachment I.

Don Walker
United States Securities and Exchange Commission

We anticipate revising our future disclosures on this matter on future filings as reflected in Attachment I. According, we respectfully request that management be permitted to revise disclosures in future filings as reflected in Attachment I.

In connection with responding to your comments, I, George S. Rapp, Executive Vice President and Chief Financial Officer of Harleysville National Corporation, on behalf of Harleysville National Corporation, “the Registrant,” acknowledge the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Date: June 13, 2007                      /s/ George S. Rapp
                            George S. Rapp
Executive Vice President and Chief Financial Officer
Harleysville National Corporation

Don Walker
United States Securities and Exchange Commission
Page of  7 of 11

Harleysville National Corporation

FORM 10-K ATTACHMENT I: MARKED AMENDMENTS OF CURRENT FORM OF FILINGS FOR FUTURE FILINGS

Management’s Discussion and Analysis (MD&A), Liquidity, page 38 (Related to comment #1 in the letter from the SEC)

Liquidity is a measure of the ability of the Corporation to meet its current cash needs and obligations on a timely basis. For a bank, liquidity provides the means to meet the day-to-day demands of deposit customers and the needs of borrowing customers. Generally, the Bank arranges its mix of cash, money market investments, investment securities and loans in order to match the volatility, seasonality, interest sensitivity and growth trends of its deposit funds. The Corporation’s decisions with regard to liquidity are based on the projections of potential sources and uses of funds for the next 120 days under the Corporation’s asset/liability model.

The resulting projections as of December 31, 2006, show the potential sources of funds exceeding the potential uses of funds. The accuracy of this prediction can be affected by limitations inherent in the model and by the occurrence of future events not anticipated when the projections were made. The Corporation has external sources of funds which can be drawn upon when funds are required. ~~The primary~~ A source of external liquidity is an available line of credit with the FHLB of Pittsburgh. As of December 31, 2006, the Bank had borrowings outstanding with the FHLB of $239.8 million, all of which were long-term and pledged investment securities with a carrying value for available for sale of $564.6 million and held to maturity of $52.8 million. At December 31, 2006, the Bank had unused lines of credit at the FHLB of $181.7 million and unused federal funds lines of credit of $195.0 million. In addition, the Corporation’s funding sources include investment and loan portfolio cash flows, fed funds sold and short-term investments, as well as access to the brokered certificate of deposit market and repurchase agreement borrowings. The Corporation could also increase its liquidity through its pricing on certificates of deposit products. The Corporation believes it has adequate funding sources to maintain sufficient liquidity under varying business conditions.

There are no known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in liquidity increasing or decreasing in any material way, although a significant portion of the Corporation’s time deposits mature in 2007. In the event that additional funds are required, the Corporation believes its short-term liquidity is adequate as outlined above.

MD&A Loans, page 26 (Related to comment #4 in the letter from the SEC)

Loans increased $61.9 million, or 3.1% in 2006, primarily attributed to growth in commercial and industrial, commercial real estate and residential mortgage loans. The growth in commercial and real estate loans was mainly due to the emphasis on owner-operated businesses and owner occupied commercial mortgage loans in its primary market. The decline in consumer loans was primarily driven by the sale of the credit card portfolio during 2006. In addition; there was also a shift from variable rate home equity lines to fixed rate, fixed payment home equity loans. The planned reduction in lease financing was due to run-off and sales. One of the Bank’s strategic objectives is to increase its loan to deposit ratio by growing its loan portfolio at a faster pace than its deposits. Loans increased $140.0 million, or 7.6% in 2005, primarily attributed to growth in commercial real estate loans and home equity loans.

Don Walker
United States Securities and Exchange Commission
Page of  8 of 11

FORM 10-K ATTACHMENT I: MARKED AMENDMENTS OF CURRENT FORM OF FILINGS FOR FUTURE FILINGS

MD&A Allowance for Loan Losses, page 28 (Related to comment #4 and #5)

Allowance for Loan Losses

The Corporation uses the reserve method of accounting for loan losses. The balance in the allowance for loan losses is determined based on management’s review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management’s assumptions as to future delinquencies, recoveries and losses. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

While management considers the allowance for loan losses to be adequate based on information currently available, future additions to the allowance may be necessary due to changes in economic conditions or management’s assumptions as to future delinquencies, recoveries and losses and management’s intent with regard to the disposition of loans. In addition, the Office of the Comptroller of the Currency (the OCC), as an integral part of their examination process, periodically reviews the Corporation’s allowance for loan losses. The OCC may require the Corporation to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination.

The Corporation performs periodic evaluations of the allowance ~~’s allowance~~ for loan losses is that include both historical, internal and external factors. The actual allocation of reserve is a function of the application of these factors to arrive at a reserve for each portfolio type. Management assigns credit ratings and individual factors to individual groups of loans. ~~an accumulation of various components that are calculated based on various independent methodologies~~. Changes in concentrations and quality are captured in the analytical metrics used in the calculation of the reserve. The components of the allowance for credit losses consist of both historical losses and estimates. Management bases its recognition and estimation of each allowance component on certain observable data that it believes is the most reflective of the underlying loan losses being estimated. The observable data and accompanying analysis is directionally consistent, based upon trends, with the resulting component amount for the allowance for loan losses. The Corporation’s allowance for loan losses components includes the following: historical loss estimation by loan product type and by risk rating within each product type, payment (past due) status, industry concentrations, internal and external variables such as economic conditions, credit policy and underwriting changes and results of the loan review process. The Corporation’s historical loss component is the most significant component of the allowance for loan losses, and all other allowance components are based on the inherent loss attributes that management believes exist within the total portfolio that are not captured in the historical loss component.

The historical loss components of the allowance represent the results of analysis of historical charge-offs and recoveries within pools of homogeneous loans, within each risk rating and broken down further by segment, within the portfolio. Criticized assets are further assessed based on trends, expressed as percentages, relative to delinquency, risk rating and non-accrual, by credit product.

The historical loss components of the allowance for commercial and industrial loans and commercial real estate loans (collectively“commercial loans”) are based principally on current risk ratings, historical loss rates adjusted, by adjusting the risk window, to reflect current events and conditions, as well as analysis of other factors that may have affected the collectibility of loans. All commercial loans with an outstanding balance over $500,000 are subject to review on an annual basis. Samples of commercial loans with a “pass” rating are individually reviewed annually. Commercial loans that management determines to be potential problem loans are individually reviewed at a minimum annually. ~~The Corporation analyzes all commercial loans that have been identified as having potential credit risk~~. The review is accomplished via Watchlist Memorandum, and is designed to determine whether such loans are individually impaired, with

Don Walker
United States Securities and Exchange Commission

FORM 10-K ATTACHMENT I: MARKED AMENDMENTS OF CURRENT FORM OF FILINGS FOR FUTURE FILINGS

MD&A Allowance for Loan Losses, page 28 (Related to comment #4 and #5) - Continued

impairment measured by reference to the collateral coverage and/or debt service coverage. Consumer credit and residential real estate reviews are limited to those loans reflecting delinquent payment status. Homogeneous loan pools, including consumer and 1-4 family residential mortgages are not subject to individual review but are evaluated utilizing risk factors such as concentration of one borrower group. The historical loss component of the allowance for these ~~consumer~~ loans is based principally on loan payment status, retail classification and historical loss rates, adjusted by altering the risk window, to reflect current events and conditions.

The industry concentration component is recognized as a possible factor in the estimation of loan losses. Two industries represent possible concentrations: commercial real estate and consumer loans relying on residential home equity. No specific loss-related observable data is recognized by management currently, therefore no specific factor is calculated in the reserve solely for the impact of these concentrations, although management continues to carefully consider relevant data for possible future sources of observable data.

The historic loss model includes a judgmental component (environmental factors) that reflects management’s belief that there are additional inherent credit losses based on loss attributes not adequately captured in the lagging indicators. The environmental factors are based upon management’s review of trends in the Corporation’s primary market area as well as regional and national economic trends. Management utilizes various economic factors the could impact borrowers’ future ability to make loan payments such as changes in the interest rate environment, product supply shortages, negative industry specific events.  Management utilizes relevant articles from newspapers and other publications that describe the economic events affecting specific geographic areas and other published economic reports and data. Furthermore, given that past-performance indicators may not adequately capture current risk levels, allowing for a real-time adjustment enhances the validity of the loss recognition process. There are many credit risk management reports that are synthesized by credit risk management staff to assess the direction of credit risk and its instant effect on losses. It is important to continue to use experiential data to confirm risk as measurable losses will continue to manifest themselves at higher than normal levels even after the economic cycle has begun an upward swing and lagging indicators begin to show improvement. The judgmental component is allocated to the specific segments of the portfolio based on the historic loss component.

MD&A Allocation of the Allowance for Loans Losses by Loan Type, page 30 (Related to comment #2 and #3 in the letter from the SEC)

The significant factors affecting the allocation of the allowance during 2006 were changes in credit quality resulting from increases in nonperforming assets. The allocation of the allowance for real estate loans increased in 2006 by $1.5 million primarily due to an increase in nonperforming and other criticized real estate loans as well as growth in this category. The allocation for commercial and industrial loans increased $585,000 mainly due to growth and an increase in the level of criticized loans. The allocation for consumer loans decreased by $555,000 due to a decline in total consumer loans, caused primarily by the sale of the credit card portfolio during 2006. The credit card portfolio historically experienced high levels of charge-offs which declined in 2006 as a result of the sale thus resulting in a lower allowance allocation. The allocation for the lease financing portfolio decreased by $237,00 due to a decline in the outstanding balance as well as a slight reduction in loss experience in this product. There were no significant changes in the estimation methods and assumptions including environmental factors, loan concentrations or terms that impacted the allowance during 2006. The interest rate environment as well as weakening in the commercial real estate market has moderately increased our allowance allocation in concert with the historical trends. The growth in the loan portfolio and the change in the mix will result in an adjustment to the amount of the allowance allocated to each category based upon historical loss trends and other factors.

Don Walker
United States Securities and Exchange Commission
Page of 10 of 11

FORM 10-K ATTACHMENT I: MARKED AMENDMENTS OF CURRENT FORM OF FILINGS FOR FUTURE FILINGS

Financial Statements Note 1 - Summary of Significant Accounting Policies, page 48 (Related to comment #4 and #5)

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that management believes is sufficient to absorb estimated probable credit losses. The allowance for loan losses is based on estimated net realizable value unless it is probable that loans will be foreclosed, in which case the allowance for loan losses is based on the fair value of the collateral less selling costs. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires significant estimates by management. Consideration is given to a variety of factors in establishing these estimates including historical losses, current and anticipated economic conditions, diversification of the loan portfolio, delinquency statistics, results of internal loan review, borrowers’ perceived financial and management strengths, the adequacy of underlying collateral, the dependence on collateral, and the strength of the present value of future cash flows and other relevant factors. These factors may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Credit exposures deemed to be uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required which may adversely affect the Corporation’s results of operations in the future. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses. Such agencies may require the Corporation to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The Corporation performs periodic evaluations of the allowance ~~’s allowance~~ for loan losses that include both historical, internal and external factors. The actual allocation of reserve is a function of the application of these factors to arrive at a reserve for each portfolio type. Management assigns credit ratings and individual factors to individual groups of loans. ~~is the accumulation of various components that are calculated based on various independent methodologies~~. Changes in concentrations and quality are captured in the analytical metrics used in the calculation of the reserve. The components of the allowance for credit losses consist of both historical losses and estimates. Management bases its recognition and estimation of each allowance component on certain observable data that it believes is the most reflective of the underlying loan losses being estimated. The observable data and accompanying analysis is directionally consistent, based upon trends, with the resulting component amount for the allowance for loan losses. The Corporation’s allowance for loan losses components includes the following: historical loss estimation by loan product type and by risk rating within each product type, payment (past due) status, industry concentrations, internal and external variables such as economic conditions, credit policy and underwriting changes and results of the loan review process. The Corporation’s historical loss component is the most significant component of the allowance for loan losses, and all other allowance components are based on the inherent loss attributes that management believes exist within the total portfolio that are not captured in the historical loss component.

The historical loss components of the allowance represent the results of analysis of historical charge-offs and recoveries within pools of homogeneous loans, within each risk rating and broken down further by segment, within the portfolio. Criticized assets are further assessed based on trends, expressed as percentages, relative to delinquency, risk rating and non-accrual, by credit product.

The historical loss components of the allowance for commercial and industrial loans and commercial real estate loans (collectively“commercial loans”) are based principally on current risk ratings, historical loss rates adjusted, by adjusting the risk window, to reflect current events and conditions, as well as analysis of other factors that may have affected the collectibility of loans. All commercial loans with an outstanding balance over $500,000 are subject to review on an annual basis. Samples of commercial loans with a “pass” rating are individually reviewed annually. Commercial loans that management determines to

Don Walker
United States Securities and Exchange Commission

FORM 10-K ATTACHMENT I: MARKED AMENDMENTS OF CURRENT FORM OF FILINGS FOR FUTURE FILINGS

Financial Statements Note 1 - Summary of Significant Accounting Policies, page 48 (Related to comment #4 and #5) - Continued

be potential problem loans are individually reviewed at a minimum annually. ~~The Corporation analyzes all commercial loans that have been identified as having potential credit risk~~. The review is accomplished via Watchlist Memorandum, and is designed to determine whether such loans are individually impaired, with impairment measured by reference to the collateral coverage and/or debt service coverage. Consumer credit and residential real estate reviews are limited to those loans reflecting delinquent payment status. Homogeneous loan pools, including consumer and 1-4 family residential mortgages are not subject to individual review but are evaluated utilizing risk factors such as concentration of one borrower group. The historical loss component of the allowance for consumer loans is based principally on loan payment status, retail classification and historical loss rates, adjusted by altering the risk window, to reflect current events and conditions.

The industry concentration component is recognized as a possible factor in the estimation of loan losses. Two industries represent possible concentrations: commercial real estate and consumer loans relying on residential home equity. No specific loss-related observable data is recognized by management currently, therefore no specific factor is calculated in the reserve solely for the impact of these concentrations, although management continues to carefully consider relevant data for possible future sources of observable data.

The historic loss model includes a judgmental component (environmental factors) that reflects management’s belief that there are additional inherent credit losses based on loss attributes not adequately captured in the lagging indicators. The environmental factors are based upon management’s review of trends in the Corporation’s primary market area as well as regional and national economic trends. Management utilizes various economic and statistical factors the could impact borrowers’ future ability to make loan payments such as changes in the interest rate environment, product supply shortages and negative industry specific events. Management utilizes relevant articles from newspapers and other publications that describe the economic events affecting specific geographic areas and other published economic reports and data. Furthermore, given that past-performance indicators may not adequately capture current risk levels, allowing for a real-time adjustment enhances the validity of the loss recognition process. There are many credit risk management reports that are synthesized by credit risk management staff to assess the direction of credit risk and its instant effect on losses. It is important to continue to use experiential data to confirm risk as measurable losses will continue to manifest themselves at higher than normal levels even after the economic cycle has begun an upward swing and lagging indicators begin to show improvement. The judgmental component is allocated to the specific segments of the portfolio based on the historic loss component.

Financial Statements Item 9A. Controls and Procedures, page 87 (Related to comment #7 in the letter from the SEC)

(i) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15(d)-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules, regulations and forms and are operating in an effective manner and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.